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[LOGO]                     CLEARWATER INVESTMENT TRUST
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                            1145 BROADWAY, SUITE 1500
                                  P.O. BOX 1278
                            TACOMA, WASHINGTON 98401

                                 (253) 272-8336
                                  June 21, 2007


Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F. Street, NE
Washington, DC   20549-4720

Re: Clearwater Investment Trust (Investment Company File Number 811-05038)

Dear Ms. DiAngelo:

This letter is in response to our phone conversation of June 4, 2007 regarding the Clearwater Investment Trust. The following describes the actions that have been taken, or are currently being taken by the management of the Trust in order to comply with your comments. Our responses are set forth in the order that they were discussed during the phone conversation.

Item I and II   Form N-CSR

You noted that the Form N-CSR for the year-ending December 31, 2006 appears to be missing Items 2 through 12. You also noted that the certification that was used for this filing did not include the most recent wording. We have reviewed the filing and agree that these items were missing. The missing information will be incorporated into an amended Form N-CSR that will be filed shortly. The certification has also been updated and will also be incorporated into the amended filing.

Items III, IV and V   Form N-CSR

You requested that additional wording be added as a footnote to the table of trustees regarding the availability of additional information about the Fund directors. The following statement will be listed as a footnote in the next filing.

      Additional information about the Fund Directors is available in the Fund's Statement of Additional Information (SAI). The SAI is available, without charge, upon request, by contacting the transfer agent at (888) 228-0935 or writing the funds at 2000 Wells Fargo Place, 30 East 7th Street, St. Paul, Minnesota 55101-4930. The funds do not have an Internet Web site.

You noted that the Statement of Assets and Liabilities lists "Investments in uncollectible securities" and questioned the use of the term "uncollectible." We have reviewed this and will remove this term in the next filing.

You noted that footnote (2)(a) in the Notes to the Financial Statements should include enhanced fair value pricing language, similar to what is included in the Prospectus and SAI. We will include enhanced language in the next filing.

Item VI  Form N-Q

You noted that one of the Schedule of Investments noted it was unaudited but the other two funds did not have such a notation. We will make sure to note in future filings whether the Schedule of Investments is either audited or unaudited.

Item VII  Form NSAR

You noted that the Report of Independent Registered Public Accounting Firm did not include the city and state next to the date. We will make sure that the city and state are noted on all future filings.

Item VIII  Form 40-17G

You noted that the fidelity bond filing did not include an approved resolution by the Board of Trustees. The Board of Trustees approved the change in the bond at their meeting of September 8, 2006. An amended filing will be done shortly to include an approval resolution.

Clearwater Investment Trust and the Board of Trustees take their responsibility for the Trust's compliance with the rules and regulations of the Investment Company Act of 1940 very seriously. The fund is responsible for the adequacy and accuracy of the disclosure in the filings and any SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. In addition, the fund acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information concerning the above matters, please contact me at 651-215-4428 or Sue Smith at 651-215-4436.

Very truly yours,

/s/ Jay A. Narverud

Jay A. Narverud
Chief Compliance Officer
Clearwater Investment Trust

cc: George H. Weyerhaeuser, Jr.


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